Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Schedule TO

                Tender Offer Statement under Section 14(d)(1) or
                 13(e)(1) of the Securities Exchange Act of 1934

                             (Amendment No. __1__)*

                             Harmony Holdings, Inc.
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                       (Name of Subject Company (issuer))

                        iNTELEFILM Corporation (offeror)
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            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                                  Common Stock
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                         (Title of Class of Securities)

                                    41322310
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                      (CUSIP Number of Class of Securities)

     Avron L. Gordon, Esq.                              Jill J. Theis, Esq.
Christopher C. Cleveland, Esq.                     Secretary and General Counsel
    Brett D. Anderson, Esq.                            iNTELEFILM Corporation
    Briggs and Morgan, P.A.                           5501 Excelsior Boulevard
        2400 IDS Center                                Minneapolis, MN 55416
    80 South Eighth Street                                 (612) 925-8840
     Minneapolis, MN 55402
        (612) 334-8400

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(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee
---------------------------------------- ---------------------------------------
           Transaction valuation*                  Amount of filing fee
---------------------------------------- ---------------------------------------

                                         No fee required
---------------------------------------- ---------------------------------------
*Set forth the amount on which the filing fee is calculated and state how it was determined.

[   ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________________________

Form or Registration No.:___________________________

Filing Party:_______________________________________

Date Filed:_________________________________________

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]  third-party tender offer subject to Rule 14d-1.

[ X ]  issuer tender offer subject to Rule 13e-4.

[   ]  going-private transaction subject to Rule 13e-3.

[   ]  amendment to Schedule 13D under Rule 13e-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: [   ]

                                                          Harmony Holdings, Inc.

                                                          Exchange Act

                                                          File # 0-19577



            iNTELEFILM CORPORATION PROPOSES EXCHANGE TENDER OFFER TO

                    ACQUIRE REMAINING HARMONY HOLDINGS SHARES



         MINNEAPOLIS, MARCH 23, 2000-- iNTELEFILM(SM) Corporation (Nasdaq National Market: FILM) announced today that it proposes to commence an exchange tender offer to the shareholders of Harmony Holdings, Inc. to acquire all of the outstanding shares of Harmony. iNTELEFILM, which owns approximately 55% of Harmony's outstanding common stock, intends to make an offer to Harmony's stockholders to acquire all shares of Harmony not currently owned by it, in exchange for shares of iNTELEFILM common stock.

         iNTELEFILM proposes to offer one share of its common stock for every
13.75 shares of Harmony common stock. Further information about the exchange tender offer will be set forth in iNTELEFILM's registration statement and other offering materials to be filed with the Securities and Exchange Commission at a later date.

         Christopher T. Dahl, Chairman and Chief Executive Officer of iNTELEFILM, stated, "Bringing Harmony fully into the iNTELEFILM family will further increase operating efficiencies, avoid duplications of SEC expenses and take advantage of synergies among various production companies. We believe our proposed plan will enhance shareholder value for both iNTELEFILM and Harmony."

         This press release does not constitute an offer to sell or a solicitation of an offer to exchange the securities of iNTELEFILM for the securities of Harmony. Any such offer or solicitation will be made only by iNTELEFILM's prospectus and other exchange offer materials, which will be mailed to Harmony's shareholders at a later date. Harmony's shareholders are urged to read these documents when they become available, because they will contain important information about the offer. The documents will also be available at no charge from the SEC's web site, www.sec.gov, and from iNTELEFILM at 5501 Excelsior Boulevard; Minneapolis, MN 55416.



ABOUT iNTELEFILM

         iNTELEFILM Corporation, based in Minneapolis, is a leading source of services for the television commercial production industry, offering extensive production capability and the exclusive services of established industry talent. iNTELEFILM intends to seek additional acquisitions to further broaden its offering of services with the objective of enhancing overall profit margins and leveraging its pool of talent and technical expertise to capitalize on the convergence of short-form video content and technologies of broadband

Internet delivery systems. Individual companies managed under the iNTELEFILM umbrella include Chelsea Pictures, New York, Los Angeles and Sydney, Australia; Curious Pictures, New York and San Francisco; The End, Los Angeles, New York, and London, and Populuxe Pictures, New York. iNTELEFILM trades on the Nasdaq National Market under the symbol "FILM." Additional information on the company can be found in the company's filings with the Securities and Exchange Commission and on the company's Web site at http://www.intelefilm.com.

Forward looking statements

Certain statements made in this press release of a non-historical nature constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1985. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Such factors include, but are not limited to, the risk that the proposed exchange tender offer for Harmony is not commenced or completed, and the other risks and uncertainties described in the Company's Form 10-KSB Report for year ended December 31, 1998, as filed with the Securities and Exchange Commission.